Exhibit 12.1

Hanesbrands Inc.

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

(Unaudited)

	Nine Months Ended	Years Ended
	September 28, 2013	December 29, 2012	December 31, 2011	January 1, 2011	January 2, 2010	January 3, 2009
Earnings, as defined:
Income from continuing operations before income tax expense, noncontrolling interest and income/loss from equity investees	$365,739	$263,606	$284,822	$211,304	$51,628	$137,844
Fixed charges	95,565	163,475	183,030	174,045	190,421	178,731
Amortization of capitalized interest	2,056	2,842	3,252	3,824	3,722	3,632
Distributed income of equity investees	—	—	—	—	—	—
Interest capitalized	(700)	(1,155)	(2,043)	(2,190)	(6,559)	(4,047)
Noncontrolling interest in pre-tax income	—	—	—	(1,019)	(1,173)	(158)

Total earnings, as defined	$462,660	$428,768	$469,061	$385,964	$238,039	$316,002

Fixed charges, as defined:
Interest expense	$72,090	$130,094	$148,759	$139,827	$158,567	$155,247
Amortized premiums, discounts and capitalized expenses related to indebtedness	5,160	9,168	10,367	12,739	10,967	6,032
Interest factor in rental expenses	18,315	24,213	23,904	21,479	20,887	17,452

Total fixed charges, as defined	$95,565	$163,475	$183,030	$174,045	$190,421	$178,731

Ratio of earnings to fixed charges	4.84	2.62	2.56	2.22	1.25	1.77

Note:	The Ratio of Earnings to Fixed Charges should be read in conjunction with our consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference in this Registration Statement. The interest expense included in the fixed charges calculation above excludes interest expense relating to the Company’s uncertain tax positions. The interest factor in rental expenses is calculated as one-third of rent expense.